SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

                                   FORM U-6B-2

                           Certificate of Notification

                       ALLIANT ENERGY CORPORATE SERVICES, INC.
                (Formerly known as "Alliant Services Company, Inc.")

     This certificate is filed by Alliant Energy Corporate Services, Inc. ("Services") on behalf of itself and Alliant Energy Industrial Services, Inc. ("AEIS") (formerly "IES Energy, Inc."), Alliant Energy International, Inc. ("AEI") (formerly "IES International Inc."), Alliant Energy Investco, Inc. ("Investco") (formerly "IES Investco Inc."), Alliant Energy Investments, Inc. ("Investments")(formerly "IES Investments Inc."), Alliant Energy Resources Inc. ("AER"), Alliant Energy Transportation, Inc. ("AET") (formerly "IES Transportation Inc."), Capital Square Financial Corporation ("CSFC"), Cedar Rapids and Iowa City Railway Company ("CRANDIC"), Entra Technologies Company ("Entra"), Heartland Environmental Holding Company ("HEHC"), Heartland Properties, Inc. ("HPI"), IEA-HES, LLC ("IEA-HES"), IEI Barge Services Inc. ("Barge"), Industrial Energy Applications, Inc. ("IEA"), Iowa Land & Building Company ("ILBC"), Prairie Ridge Business Park, LP ("Prairie"), Quality Environmental Systems, Inc. ("QES"), RMT, Inc. ("RMT"), Schedin & Associates, Inc. ("Schedin"), Transfer Services, Inc. ("Transfer") (formerly "IES Transfer Services Inc."), Village Lakeshares Inc. ("Village"), Whiting Petroleum Corporation ("Whiting"), and WPLH Commodities Trading LLC ("Trading").

        This certificate is notice that Alliant Energy Resources, Inc., during the period from October 1, 1998 through December 31, 1998, has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48
Paragraph 36,621].


1. Type of the security - Commercial paper notes issued by Alliant Energy Resources, Inc.

2.   Issue, renewal or guaranty - New Issues

3.   Principal amount - See Schedule 1

4.   Rate of interest - See Schedule 1

5. Date of issue, renewal or guaranty - From October 1, 1998 through December 31, 1998

6.   If renewal of security, give date of original issue - Not Applicable

7.   Date of maturity of each security - various ranging from 1 day to 31 days.

8.   Name of the person to whom each security was issued, renewed or guarantied:
     Cede & Co.

9.   Collateral given with each security: None

10.  Consideration received for each security: See Schedule 1

11.  Application of proceeds of each security: See Schedule 1

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of
          a.   the provisions contained in the first sentence of 6(b),      [ ]
          b.   the provisions contained in the fourth sentence of 6(b),     [ ]
          c.   the provisions contained in any rule of the commission other
               than Rule U-48,                                              [X]

13.  Not Applicable

14.  Not Applicable

15   Exempt from provisions of 6(a) under Rule 52.

                                        ALLIANT ENERGY CORPORATE SERVICES, INC.


Date:   April 15, 1999                  By /s/ Edward M. Gleason
        -------------------------         -------------------------------------
                                          Edward M. Gleason, VP - Treasurer



                                   Form U-6B-2
                                   Schedule 1

                     ALLIANT ENERGY CORPORATE SERVICES, INC.

              PERIOD FROM OCTOBER 1, 1998 THROUGH DECEMBER 31, 1998

1. During the period from October 1, 1998 through December 31, 1998, Alliant Energy Resources, Inc. issued commercial paper to fund borrowings of participants from the Non-Utility Money Pool as follows:

                        October           November          December          Quarter
                     ------------      ------------      ------------     -------------
Beginning Balance    $259,050,000      $262,450,000      $264,450,000     $ 259,050,000
CP Issued             254,450,000       562,475,000       909,960,000     1,726,885,000
CP Matured            251,050,000       560,475,000       921,905,000     1,733,430,000
Ending Balance       $262,450,000      $264,450,000      $252,505,000     $ 252,505,000

2.   The weighted average interest rate for the period was as follows:

                        October         5.36%
                        November        5.60%
                        December        5.65%
                        Quarter         5.53%


3. During the period indicated above, Alliant Energy Corporate Services, Inc. ("Services") acted as agent for Alliant Energy Resources, Inc. in the management and coordination of the Non-Utility Money Pool. For each participant in the Non-Utility Money Pool, the principal amount of net short-term borrowings and (repayments) by month during the Reporting Period are as follows:



                          Month/        Beginning         Borrowing/        Ending
Participant               1998         Balance - $     (Repayment) - $    Balance - $
----------------------   --------     --------------    --------------   -------------
Alliant Energy
   Industrial Services   October                                                  0.00
                         November              0.00                               0.00
                         December              0.00                               0.00

Alliant Energy
  International, Inc.    October      44,075,759.93     5,790,552.51     49,866,312.44
                         November     49,866,312.44     2,195,235.78     52,061,548.22
                         December     52,061,548.22     1,158,026.38     53,219,574.60

Alliant Energy
  Investco, Inc.         October       1,233,237.88        53,150.79      1,286,388.67
                         November      1,286,388.67        83,533.20      1,369,921.87
                         December      1,369,921.87        11,920.83      1,381,842.70

Alliant Energy
  Investments, Inc.      October      24,329,581.48     1,140,673.06     25,470,254.54
                         November     25,470,254.54        (4,453.45)    25,465,801.09
                         December     25,465,801.09      (551,865.52)    24,913,935.57

Alliant Energy
  Transportation, Inc.   October         (11,244.40)          (65.97)        (11,310.37)
                         November        (11,310.37)         (141.49)        (11,451.86)
                         December        (11,451.86)        5,625.16          (5,826.70)

Capital Square
  Financial Corp.        October       6,427,069.11       177,861.92       6,604,931.03
                         November      6,604,931.03       (33,488.71)      6,571,442.32
                         December      6,571,442.32    (1,368,612.53)      5,202,829.79

Cedar Rapids &
  Iowa City Railway      October      13,998,795.72      (429,823.25)     13,568,972.47
                         November     13,568,972.47      (587,581.48)     12,981,390.99
                         December     12,981,390.99      (139,331.58)     12,842,059.41


Entra Technologies       October         543,500.02         3,510.10         547,010.12
                         November        547,010.12         3,418.81         550,428.93
                         December        550,428.93        97,567.53         647,996.46

Heartland Environmental
 Holding Co.             October       2,104,452.70        13,591.26       2,118,043.96
                         November      2,118,043.96        13,237.77       2,131,281.73
                         December      2,131,281.73        (2,619.38)      2,128,662.35

Heartland Properties,
   Inc.                  October      (1,643,454.17)       22,296.76      (1,621,157.41)
                         November     (1,621,157.41)      406,862.30      (1,214,295.11)
                         December     (1,214,295.11)       83,515.22      (1,130,779.89)

IEA-HES, LLC             October        (191,949.46)     (566,013.37)    (757,962.83)
                         November       (757,962.83)     (179,332.66)    (937,295.49)
                         December       (937,295.49)     (947,965.37)  (1,885,260.86)

IEI Barge Services, Inc. October        (375,519.62)     (162,913.30)       (538,432.92)
                         November       (538,432.92)      389,399.35        (149,033.57)
                         December       (149,033.57)     (484,694.42)       (633,727.99)

Industrial Energy
  Applications, Inc.     October      38,948,315.93       599,734.99      39,548,050.92
                         November     39,548,050.92      (100,022.78)     39,448,028.14
                         December     39,448,028.14      (127,082.89)     39,320,945.25

Iowa Land & Building
  Company                October       6,125,892.39       205,212.97       6,331,105.36
                         November      6,331,105.36      (169,799.10)      6,161,306.26
                         December      6,161,306.26       168,383.86       6,329,690.12

Prairie Ridge
   Business Park, L.P    October          (7,711.35)          267.97          (7,443.38)
                         November         (7,443.38)          (43.69)         (7,487.07)
                         December         (7,487.07)            4.80          (7,482.27)

Quality Environmental
  Systems, Inc.          October         355,803.17         2,297.90         358,101.07
                         November        358,101.07         2,238.13         360,339.20
                         December        360,339.20           344.33         360,683.53

RMT, Inc.                October      (5,483,203.22)   (2,088,681.80)     (7,571,885.02)
                         November     (7,571,885.02)     (506,251.74)     (8,078,136.76)
                         December     (8,078,136.76)   (1,477,957.71)     (9,556,094.47)

Schedin & Associates,
  Inc.                   October                                                   0.00
                         November              0.00                                0.00
                         December              0.00                                0.00

Transfer Services, Inc.  October         417,056.05        25,947.00         443,003.05
                         November        443,003.05    (2,043,410.20)     (1,600,407.15)
                         December     (1,600,407.15)        9,922.12      (1,590,485.03)

Village Lakeshares, Inc. October       7,952,604.46       132,971.67       8,085,576.13
                         November      8,085,576.13       195,651.48       8,281,227.61
                         December      8,281,227.61    (1,297,970.94)      6,983,256.67


Whiting Petroleum
  Corporation            October      93,563,665.72       912,790.73      94,476,456.45
                         November     94,476,456.45       886,689.01      95,363,145.46
                         December     95,363,145.46    (7,815,191.66)     87,547,953.80

WPLH Commodities
  Trading LLC            October          97,013.35           626.54          97,639.89
                         November         97,639.89           610.25          98,250.14
                         December         98,250.14           634.53          98,884.67

4. During the period indicated above, the participants in the Non-Utility Money Pool used borrowings from the pool for financing acquisitions and investments and for general corporate purposes.


5. During the period indicated above, the participants in the Non-Utility Money Pool were engaged in the following types of business:

     a.   Alliant Energy International, Inc. (formerly "IES International Inc.")
          - Investments in foreign utilities.

     b. Alliant Energy Investco, Inc. (formerly "IES Investco Inc.") - Holding company for investments in merchant banking fund.

     c. Alliant Energy Investments, Inc. (formerly "IES Investments Inc.") - Holding company for miscellaneous investments in real estate and venture capital.

     d. Alliant Energy Resources Inc. - Holding company for non-utility subsidiaries of Interstate Energy Corporation.

     e. Alliant Energy Transportation, Inc. (formerly "IES Transportation Inc.") Holding company for transportation related subsidiaries.

     f.   Capital Square Financial Corp. - Financing services.

     g. Cedar Rapids and Iowa City Railway Company - Short-line freight railway.

     h.   Entra Technologies Company - Environmental software development.

     i. Heartland Environmental Holding Company - Holding company for environmental consulting and engineering subsidiaries.

     j. Heartland Properties, Inc. - Real estate management and community development.

     k.   IEA-HES, LLC - Natural gas marketing.

     l.   IEI Barge Services Inc. - Barge terminal and hauling services.

     m. Industrial Energy Applications, Inc. - Commodities-based energy services.

     n.   Iowa Land & Building Company - Real estate purchasing.

     o.   Prairie Ridge Business Park, LP - Real estate holding company.

     p. Quality Environmental Systems, Inc. - Environmental consulting and engineering.

     q.   RMT, Inc. - Environmental consulting and engineering.

     r.   Schedin & Associates, Inc. - Energy consulting.

     s. Transfer Services, Inc. (formerly "IES Transfer Services Inc.") - Operates storage facilities.

     t.   Village Lakeshares Inc. - Real estate and community development.

     u.   Whiting Petroleum Corporation - Crude oil production.

     v.   WPLH Commodities Trading LLC - Investments.